BB 7/5

06009093

STATES
HANGE COMMISSION
, D.C. 20549

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AB 7/8

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 44100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 2 05 (MM/DD/YY) AND ENDING Dec 31 05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Pacific Financial Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2481 Calle Villada
(No. and Street)

Duarte CA 91010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Chia 626 357 4736
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David M Pang
(Name – *if individual, state last, first, middle name*)

1201 Santa Anita Arcadia CA 91106
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 24 2006
WASH., D.C.
160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 7/8/06

OATH OR AFFIRMATION

I, Judy Chia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Pacific Financial Corp, as of April 19 06, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN L. OGDEN, NOTARY PUBLIC

Notary Public

Signature

PRESIDENT

Title

ANN L. OGDEN
Commission # 1372039
Notary Public - California
Los Angeles County
My Comm. Expires Aug 27, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

March 14, 2006

NASD

Judy Chia, President
Prime Pacific Financial Corporation
2481 Calle Villada Circle
Duarte, CA 91010

Dear Ms. Chia:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that:

> The CPA is not in good standing under California state law. SEC Rule 17a-5(f)(1) requires all annual audits to be performed by a CPA that is in good standing with his place of residence. Please submit an annual audit report prepared by a CPA in good standing.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one original copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by March 28, 2006. If you have any questions, please contact Corey M. Johnson, Compliance Examiner, at (213) 613-2612.

Sincerely,

David Anderson
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC. RULE 17a-5

Board of Directors and Stockholder
Prime Pacific Financial Corp.

I have examined the financial statements of Prime Pacific Financial Corp. for the year ended December 31, 2005, and have issued my report thereon dated March 27, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Prime Pacific Financial Corp. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences requires by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rules 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

David Pang
Certified Public Accountant

El Monte, California
March 27, 2006

Prime Pacific Financial Corp.

Financial Statements

Supplementary Information

December 31, 2005

Presented by:

David Pang
Certified Public Accountant

David Pang
Certified Public Accountant
10507 Valley Boulevard, Suite 858
El Monte, California 91731
(626) 453-0353

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Prime Pacific Financial Corp.

I have audited the accompanying balance sheet of Prime Pacific Financial Corp. as of December 31, 2005, and related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the Accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Pacific Financial Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Pang
Certified Public Account

El Monte, California
March 27, 2006

PRIME PACIFIC FINANCIAL CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS	
Cash in bank	6,773
Deposits with clearing organizations	14,503
Temporary investments in securities	20,100
Receivable from brokers and dealers	1,368
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization	-
Other assets	55,097
TOTAL ASSETS	97,841
LIABILITIES AND STOCKHOLDER'S INVESTMENT	
Commissions payable	880
TOTAL LIABILITIES	880
Stockholder's investment:	
Common stock	135,000
Less: Treasury stock at cost	(90,000)
Retained earnings	51,961
TOTAL STOCKHOLDER'S INVESTMENT	96,961
TOTAL LIABILITIES AND STOCKHOLDER'S INVESMENT	97,841

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	45,208
Interest	4,765
	49,973
EXPENSES:	
Commissions and floor brokerage	32,093
Office expenses	28
Taxes, licenses and regulatory fees	961
Other operating expenses	1,100
	34,182
LOSS BEFORE INCOME TAX PROVISION	15,791
STATE INCOME TAX PROVISION	800
NET INCOME	14,991
RETAINED EARININGS, beginning of year	36,970
Add Income/(Loss)	14,991
Less Distributions	-
RETAINED EARININGS, end of year	51,961

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	14,991
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	-
Increase in clearing deposits	(344)
Decrease in commissions receivable	1,357
Decrease in commissions payable	(412)
Increase in other assets	(18,849)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(3,257)
CASH AT BEGINNING OF YEAR	10,030
CASH AT END OF YEAR	6,773

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2005

	CAPITAL STOCK	RETAINED EARNINGS
Balance January 1, 2005	135,000	36,970
Additional Issuance of Common Stock		
Treasury Stock at cost	(90,000)	
Net Income		14,991
Balance December 31, 2005	45,000	51,961

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Prime Pacific Financial Corp. (PPI) is a fully disclosed broker/dealer approved by the NASD. The company clears all transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions.

Depreciation

For financial reporting purposes, depreciation of property and equipment is provided on the declining balance method.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 15c3-1 & 15c3-3
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

PRIME PACIFIC FINANCIAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL:	
Total stockholder's investment	96,961
Less: Non-allowable assets:	
Furniture, equipment and leasehold improvements	-
Securities not readily marketable	(20,100)
Other assets	(55,097)
Net Capital	21,764
AGGREGATED INDEBTEDNESS	880
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	5,000
Excess net capital	16,764
Excess net capital at 1000%	21,676
Ratio: Aggregated indebtedness to net capital	4.00
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's part IIA (unaudited) FOCUS report	21,764
Net audit adjustments	-
Net capital per above	21,764
Aggregate indebtness, as reported in Company's part IIA (unaudited) FOCUS report	880
Net audit adjustments	-
Aggregate indebtness per above	880

There is no material difference existed of the audited Computation of Net Capital Under Rule 15c3-1 and the broker-dealer's corresponding Unaudited FOCUS Report Part IIA.

PRIME PACIFIC FINANCIAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company (PPI) clears all transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions.

Computation of Reserve Requirements Pursuant to Rule 15c3-3 :

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(ii).

PRIME PACIFIC FINANCIAL CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31 2005

Information Relating to Possession or Control Requirements under rule 15c3-3

Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(ii) "Special Account for the Exclusive Benefit of Customers"